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04035097

June 3, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 3, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dw 7/1

Issued: Thursday 3 June 2004

Marks & Spencer Group PLC ("Marks & Spencer" or "the Group")

Possible offer by Revival Acquisitions Limited ("Revival Acquisitions")

Marks & Spencer notes the announcement today by Revival Acquisitions in relation to a possible offer for the Group and confirms that such a proposal has been received by the Board.

The Board of Marks & Spencer, which is being advised by Citigroup, Morgan Stanley and Cazenove, has met to consider the proposal. The Board considers that the proposal significantly undervalues the Group and its prospects and therefore rejects the proposal.

Following the appointment of Stuart Rose as Chief Executive on 31 May 2004, the management team is currently in the early stages of re-examining all aspects of its business in order to maximise value creation for its shareholders. Marks & Spencer shareholders will retain 100% of this value creation.

Ends

PRESS ENQUIRIES

Marks & Spencer 020 7268 1919
Paul Myners
Stuart Rose

Citigroup 020 7986 4000
Robert Swannell
Ian Hart

David James

Morgan Stanley 020 7425 5000
Simon Robey
Brian Magnus
Mark Brooker

Cazenove 020 7588 2828
David Mayhew
Duncan Hunter
Richard Wintour

Tulchan 020 7353 4200
Andrew Grant
Kirstie Hamilton

The directors of Marks & Spencer Group plc accept responsibility for the information contained in this announcement and confirm that to the best of their knowledge and belief, (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Citigroup Global Markets Limited ("Citigroup") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the matters described in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the matters described in this announcement.

Cazenove & Co. Ltd ("Cazenove"), which is regulated in the United Kingdom by the Financial Services Authority, is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the matters described in this announcement.